News release

20 April 2023

AGM TRADING UPDATE

RELX, the global provider of information-based analytics and decision tools, has issued the following update on trading ahead of the Annual General Meeting, reaffirming the outlook for the full year.

Highlights

➢RELX has started the year well across all four business areas. The improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers across market segments.

Full year outlook

➢The full year outlook is unchanged: Momentum remains strong across the group, and we expect underlying growth rates in revenue and adjusted operating profit to remain above historical trends, driving another year of strong growth in adjusted earnings per share on a constant currency basis.

Risk (34% of 2022 revenue)

●	Underlying revenue growth remains strong. Growth in Business Services continues to be driven by Financial Crime & Compliance, digital fraud prevention, and alternative credit. In Insurance, last year’s improving momentum in business metrics has continued, and Specialised Industry Data Services are growing strongly.
●	Full year outlook: We expect another year of strong underlying revenue growth, in line with historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

Scientific, Technical & Medical (34% of 2022 revenue)

●	Underlying revenue growth continues to be driven by the evolution of the business mix towards higher growth analytics and decision tools. Strong growth has continued in Databases, Tools & Electronic Reference across research, clinical, and commercial markets. Growth in Primary Research is being driven by continued growth in the number of articles submitted and published.
●	Full year outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Legal (21% of 2022 revenue)

●	Improving underlying revenue growth continues to be driven by a shift in business mix towards higher growth integrated legal analytics, with increasing adoption and usage across law firm and corporate legal markets. Renewals and new sales continue to show positive momentum.
●	Full year outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth continuing to exceed underlying revenue growth.

Exhibitions (11% of 2022 revenue)

●	Strong revenue growth continues to be driven by a significant increase in face-to-face activity as exhibition venues have now reopened in all geographies.
●	Full year outlook: We expect a year of strong underlying revenue growth. The operating result will continue to benefit from the structurally lower cost base, with margins expected to be close to pre-pandemic levels.

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: compromises of RELX cyber security systems or other unauthorised access to our databases; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; changes in tax laws and uncertainty in their application; changes in the payment model for RELX products; competitive factors in the industries in which RELX operates and demand for RELX products and services; failure of third parties to whom RELX has outsourced business activities; breaches of generally accepted ethical business standards or applicable laws; significant failure or interruption of RELX systems; inability to realise the future anticipated benefits of acquisitions; inability to retain high-quality employees and management; exchange rate fluctuations and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 35,000 people over 40% of whom are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £50bn/€57bn/$62bn.